UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                DELTA INTERNATIONAL MINING AND EXPLORATION, INC.
                 (Name of Small Business Issuer in its Charter)



       NEVADA                                                   86-0930439
(State or other jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                            Identification No.)


                11649 E. CORTEZ DRIVE, SCOTTSDALE ARIZONA, 85259
                    (Address of principal executive offices)

                   Issuer's Telephone Number: (1-480-451-5456)

           Securities to be registered under Section 12(b) of the Act:
                                      NONE

           Securities to be registered under Section 12(g) of the Act:
                          COMMON STOCK, $.001 PAR VALUE
                                (Title of class)

                           GLOSSARY OF TECHNICAL TERMS

Airborne geophysical survey - Measurements of the earth's physical variations over a pre-described area using either helicopter or fixed wing transport to carry the measuring device.

Alluvial - Pertaining to material eroded from its primary source, transported by natural earth processes and deposited in stream sediments.

Anticline - A folded rock sequence that is convex upward.

Diamond indicator mineral - A mineral that is formed under the same physical conditions as diamond, and is used to aid in the search for primary diamond deposits. e.g. pyrope garnet, chromite, chrome diopside, ilmenite.

Dredge - A floating apparatus used to recover valuable minerals from stream sediments.

Geochemical anomaly - A concentration of one or more elements in rock, soil, sediment or vegetation markedly different from the normal concentrations in the surroundings.

Geochemistry - The study of the relative and absolute abundance of elements in the earth.

Ground magnetic survey - Measurements of variations of the earth's magnetic characteristics using a ground-based magnetometer instrument over a pre-described area.

Kimberlite - A volcanic rock originating from the earth's mantle composed of olivine, phlogopite, diopside and minor accessory minerals, including occasional diamond.

Lamproite - A volcanic rock originating from the earth's mantle composed of olivine, diopside, phlogopite, richterite, leucite, sanidine, wadeite, and priderite, plus accessory minerals, including occasional diamond.

Landsat satellite image - Image of the earth's surface collected by NASA's Landsat satellite from earth's orbit.

Mantle - Intermediate zone of the earth, resting on the earth's core at a depth of about 2,900 km, and surrounded by the earth's crust.

Microdiamond - A single diamond grain not exceeding 0.5 millimeters along its longest axis.

Pipe - A tabular or cylindrical rock body usually vertical.

Reconnaissance exploration - Initial field investigation in the search for valuable minerals.

Soil grid - A systematic array of points or lines along which soil geochemical samples are collected.

Thrust fault - Fault in which the hanging wall appears to have moved upward relative to footwall, opposite of gravity, or normal fault. Also called reverse fault.

                                     PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

CORPORATE HISTORY


As used herein, the term "Company" refers to Delta International Mining and Exploration, Inc., a corporation incorporated under the laws of Nevada on February 25, 1998 under the name Behmen Group, Ltd. On May 18, 1999 the Company changed its name to Delta International Mining and Exploring, Inc. by filing its Certificate of Amendment of Articles of Incorporation. On June 30, 1999 the Company changed its name to Delta International Mining and Exploration, Inc. by filing its Certificate of Amendment of Articles of Incorporation. The Company is engaged in the exploration of precious mineral resource properties through subsidiaries. Presently the Company is in the exploration stage and there is no assurance that a commercially viable mineral deposit and reserve exists in any of its properties until sufficient geological work is done and a comprehensive evaluation based upon such work concludes economic feasibility.

The Company has two wholly owned subsidiaries. These subsidiaries are Global Gold Inc. ("Global"), all of the shares of which are owned directly by the Company and Britt Minerals, Inc. all of the shares of which are owned by the Company. Global in turn owns all of the shares of Global Gold Inc., S.A. ("Global S.A."). Global S.A. is in the business of exploring for diamonds and gold in Bolivia and Britt Minerals Inc. is in the business of exploring for diamonds in Montana.

On February 25, 1998, the Company completed a private placement of 2,996,000 shares of its Common Stock, at a price of $0.001 per share resulting in gross proceeds of $2,996. The proceeds were used for the incorporation and startup costs of the Company. On March 8, 1999, an aggregate of 2,450,000 shares of common stock were surrendered for cancellation pursuant to agreements in writing made the same date.

On April 19, 1999, the Company completed the purchase of all of the issued and outstanding shares of Global. The names of the shareholders of Global and the number of shares purchased from each is listed in the attached Exhibit 10-1. The consideration for the purchase was the issuance of 3,976,250 shares of Common Stock of the Company. The properties of Global S.A. are subject to a 2% gross overriding royalty in favour of Front Range Exploration Corp. ("Front Range") on all diamonds produced from the properties in Bolivia. Subsequent to September 30, 1999, Front Range has also been issued 300,000 shares of Common Stock of the Company in consideration for locating properties in Bolivia for the Company.

On April 22, 1999 the Company completed a private placement of 65,000 shares of its Common Stock at a price of $0.60 per share for proceeds to the Company of $39,000 and issued 62,000 shares at a deemed price of $0.60 for services with a deemed value of $37,200. On August 18, 1999, the Company completed a private placement of 15,000 shares of its Common Stock at a price of $1.00 per share for proceeds to the Company of $15,000. On September 30, 1999, the Company completed a private placement of 100,000 shares of its Common Stock at a price of $0.48 per share for proceeds to the Company of $48,000. On February 14, 2000 the Company completed a private placement of 150,000 shares of its Common Stock at a price of $0.48 per share for proceeds to the Company of $72,000.


On October 15, 1999, the Company entered into an agreement for the purchase of all of the issued and outstanding shares of Britt Minerals, Inc. The purchase was completed on November 15, 1999. The consideration for the purchase was the issuance of 600,000 shares of Common Stock of the Company. The properties of Britt Minerals Inc. are subject to a 1.5% gross overriding royalty in favour of its original shareholders on all diamonds produced from the properties in Montana.

MINING OPERATIONS AND RISKS


The properties of the Company are in the exploration stage and do not have any proven mineral reserves. Should mineral reserves be discovered on the properties, it is anticipated that the minerals would be predominantly gold in the case of the Robert and Illimani Properties and diamonds in the case of the Independencia and Montana properties. See Part I - Item 3. Description of Property below.

Exploration for natural resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration activities will result in any discoveries of commercial bodies of ore or diamonds. The long term profitability of the Company's operations will be in part directly related to the cost and success, if any, of its exploration programs, which may be affected by a number of factors.


Exploration for natural resources involves many risks, which even a combination of experience, knowledge, and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incident to exploration any of which could result in work stoppages, damage to persons or property, and possible environmental damage.


The Company does not currently carry liability insurance and may be found liable for certain matters that may have a material adverse effect upon its financial condition. In the event the Company does obtain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable risks, or the Company might not elect to insure itself against such liabilities due to the high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

All phases of the Company's operations are subject to environmental regulation. Generally, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental permits are not required for the proposed exploration programs of the Company in Montana and Bolivia. Before drilling and any major surface disturbance, it will be necessary to file a report on the flora of the area. For mine development, it would be necessary to obtain state and municipal approval. Given the early stage of exploration, it is premature to discuss the specifics of the environmental permitting process, since the size, type, and existence of an economic diamond source or ore body has not been defined, and there is no assurance that an economic diamond source or ore body will be located on the properties of the Company

The Company has not obtained title opinions for any of its properties and at the present time does not intend to obtain any title opinions and will instead rely on its own searches. There is therefore no guarantee that title to such concessions will not be challenged or impugned. In some countries, the system for recording title to the rights to explore, develop, and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. Also, in many countries claims have been made and new claims are being made by aboriginal peoples that call into question the rights granted by the governments of these countries.


The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of diamonds and base and precious metals such as gold and silver. The price of those commodities has fluctuated particularly in recent years, and is affected by numerous factors beyond the Company's control including international, economic, and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of diamonds and base and precious metals, and therefore the economic viability of any of the Company's exploration projects, cannot accurately be predicted.

There are many individuals and companies that are engaged in the mineral exploration business, some of which are very large, established mining companies with substantial capabilities and long earning records. The Company may be at a competitive disadvantage in acquiring mineral exploration properties or in purchasing, leasing, or obtaining mining equipment since it must compete with these individuals and companies, most of which have greater financial resources and larger technical staffs than the Company. There can be no assurance that the Company will be successful in prospecting for or acquiring additional exploration properties or arranging for their exploration.


Water is essential in all phases of the exploration and development of mineral properties and the milling of any ore obtained as a result. Water is available in sufficient quantities on the properties of the Company and management does not expect that water supply will present any significant difficulties.


Mineral Industry of Bolivia

In 1985, in an effort to establish a free market economy, Bolivia implemented political, judicial and economic structural reforms. Bolivia has based its policies on sustainable development through economic stability. Socialist policies of the past proved to be unworkable on an economic and social level, so in recent years, mines and concessions were auctioned. Some of the main features of the economic climate of Bolivia are as follows: one exchange rate, attractive labour rates, no restriction nor taxes on capital entering or leaving the country, profit remittance unrestricted with tax on dividends only 13%, no restriction on imports, no discrimination against foreign ownership with 100% ownership permitted, and no expropriation unless it is of national interest and not without fair compensation. In addition, the 1999 inflation rate of 3.13% was one of the lowest in South America.

In 1997, Bolivia adopted a new mining code. Concessions are measured in quadrants 500 meters square (25 hectares or 60 acres) and are positioned on government maps according to the Global Positioning System (GPS). Under the new system there is very little potential for disputes over property boundaries or priority of application. Concessions can be maintained indefinitely by paying an annual tax that amounts to US$0.40 per acre.

Employees

As of the date of this registration statement, the Company employs two people on a full time basis. These people are Gary Boyd and Robert E. Mathews, the executive officers of the Company. The Company does not intend to hire any additional full-time employees over the next 12 months and intends to hire technical staff to carry out its projects on a temporary basis as such staff are required.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


Since inception, the Company's capital resources have been limited. The Company has current liabilities of $142,022 and current assets of $24,915 and it will have to raise additional funding for its operations over the next twelve months. The Company has had to rely upon the sale of equity securities and shareholders loans for cash required to fund the administration and operations of the Company. For the period from its inception to September 30, 1999, the Company had a deficit of $1,455,622. From the inception of Global on November 8, 1996 to September 30, 1999, the Company, on a consolidated basis with Global, has expended $643,782 on wages and salaries, $93,961 on professional fees, $606,943 on exploration expenses and $60,344 on administrative expenses.

Effective April 19, 1999, the Company completed the acquisition of all of the outstanding shares of common stock of Global in exchange for the issuance of 3,976,250 shares of Common Stock of the Company. As the Global shareholders obtained effective control of the Company through the exchange of their shares of Global for shares of the Company, the acquisition has been accounted for as a reverse acquisition. Consequently, the consolidated statements of loss and deficit and changes in cash flows reflect the results from operations and changes in financial position of Global, the legal subsidiary, for the year ended September 30, 1999 combined with those of the Company, the legal parent, from the date of acquisition on April 19, 1999, in accordance with generally accepted accounting principles for reverse acquisitions. In addition, the comparative figures are those of Global, the legal subsidiary.

On November 15, 1999, the Company completed the purchase of all of the issued and outstanding shares of Britt Minerals, Inc. in consideration of the issuance of 600,000 shares of Common Stock of the Company. The operations of Britt Minerals, Inc. which consist mainly of staking and acquisition costs do not appear in the September 30, 1999 financial statements since the acquisition of the shares of Britt Minerals, Inc. occurred after the Company's fiscal year end. The operations of Britt Minerals, Inc. appear in the consolidated unaudited financial statements for the 6 months ending March 31, 2000.

The Company's fiscal year end is September 30. The following is a summary of certain selected financial information for the six months ended March 31, 2000, the fiscal year ended September 30, 1999 and the period from its date of incorporation on February 25, 1998 to September 30, 1998. Reference should be made to the financial statements attached to this registration statement to put the following summary in context. All dollar figures referred to in this section relating to the Company are listed in US dollars unless otherwise noted.

-----------------------------------------------------------------------------------------------------------------------

                                                                                         INCEPTION (FEBRUARY 25,
                                     SIX MONTHS ENDED MARCH    YEAR ENDED SEPTEMBER 30,   1998) TO YEAR ENDED
                                            31, 2000                     1999              SEPTEMBER 30, 1998
                                            UNAUDITED                  AUDITED                AUDITED

-----------------------------------------------------------------------------------------------------------------------
Revenues                                                                   --                         --
-----------------------------------------------------------------------------------------------------------------------

(Loss) from continuing operations           $246,022                $(320,122)                 $(743,743)

-----------------------------------------------------------------------------------------------------------------------

(Loss) per common share                     $    0.04               $   (0.01)                 $   (0.20)

-----------------------------------------------------------------------------------------------------------------------

Working capital (deficiency)                $  125,744              $(140,798)                 $ 179,935

-----------------------------------------------------------------------------------------------------------------------

Total assets                                $(204,767)              $ 379,049                  $ 310,563

-----------------------------------------------------------------------------------------------------------------------

Long-term obligations                       $ 250,000               $ 250,000                         --

-----------------------------------------------------------------------------------------------------------------------

The Company has received loans from certain of its shareholders in the principal sum of $250,000. The amount due to shareholders is unsecured with interest payable at the rate of 12% per annum for the initial six months of the term of the loan and thereafter at the rate of 10% per annum. The amount due to shareholders is convertible into shares of the Company at the current market price at the date of conversion. The Company plans to either repay the loans upon securing a public financing after this registration statement becoming effective or to have the shareholders convert their loans.

RESULTS OF OPERATIONS

During the fiscal year ended September 30, 1999, the Company completed the acquisition of all of the issued and outstanding shares of Global. As a result of this acquisition, the Company's financial statements have been consolidated with those of Global. At the time of the acquisition, Global was an exploration company with operations in Bolivia. From November, 1996 to April 19, 1999, Global's subsidiary, Global S.A. had conducted a gold dredging exploration on the Madre de Dios River near Sena, Bolivia. At the time of the acquisition, Global had a net operating loss of $732,064. The loss was attributable to the cost of acquiring machinery and equipment including the gold dredges ($420,000), exploration expenses ($179,385) and administration expenses ($40,286).

From June of 1998 to September 30, 1999, the Company advanced $143,750 to Britt Minerals, Inc. in order to fund the operations of Britt Minerals, Inc. This amount was consolidated on the financial statements of the Company when it acquired the shares of Britt Minerals, Inc. on November 15, 1999 and is not required to be repaid.

The shareholders of Britt Minerals, Inc. at the time of the acquisition by the Company were Peter Ellsworth and Gary Carlson. At the time the Company initially agreed to acquire the shares of Britt Minerals, Inc., Mr. Ellsworth was not a director of the Company. At the request of the Company, Mr. Ellsworth became a director prior to the completion of formal documentation for the acquisition in October of 1999. At the time of the acquisition therefore, Mr. Ellsworth was a director of the Company and not dealing at arm's length. Mr. Carlson was dealing at arm's length with the Company at the time of the acquisition. The funds advanced to Britt Minerals, Inc. by the Company were used to finance geological exploration ($41,221), to finance contract services with Peter Ellsworth and Gary Carlson ($28,801), for field expenses and supplies ($13,305), and for claim fees ($53,482). The balance of $6,941 was used for miscellaneous amounts including travel and promotion, memberships and publications.

The Company through Global S.A. owns two (2) exploration dredges, along with related equipment including four (4) boats / motors, two (2) welders and welding equipment, tools, suction pipe, radio system, spare parts and miscellaneous equipment. The cost of the exploration dredges and related equipment was $294,000, which was paid for by the issuance of 2,940,000 shares of Global at a deemed price of $0.10 per share. The share issuance was made to Gary Boyd and Robert Mathews, the executive officers of the Company who were at the time of the issuance, not dealing at arm's length with the Company.

Due to the lack of any revenues and the cumulative losses of $1,455,622 incurred through September 30, 1999 and $1,844,014 through March 31, 2000, there is a substantial doubt about the Company's ability to continue as a going concern, as noted in the report of the independent auditors on the Company's financial statements for the period ended September 30, 1999. The Company requires additional financing to continue operations and to undertake the exploration programs described below. If it is unable to obtain such financing it may be unable to continue operations or engage in the exploration programs.

At March 31, 2000, the Company had a working capital deficiency of $125,744. The increase was due to the loss incurred during the six months then ended. In October, 1999, the Company borrowed the sum of $75,000 from a shareholder, Charles Wells. This money was used for operating expenses and is convertible into Common Stock at a price of $0.50 per share. Since it is not known at present whether Mr. Wells intends to convert the loan, the amount has been classified as a current liability and is included in the March 31, 2000 working capital deficiency.

ITEM 3.  DESCRIPTION OF PROPERTIES

MINERAL PROPERTIES OF GLOBAL S.A.

Since November 16, 1996, Global's subsidiary, Global S.A., has conducted gold exploration on its gold operation on the Madre de Dios River ("River") near Sena, Bolivia. The River is a substantial tributary in the Amazon River drainage basin. In this operation two dredges have been used for exploration. Global S.A. does not have any property interest in the River but it has obtained a permit from the Bolivian government for its dredging operations.

ILLIMANI PROPERTY

Global S.A. owns a 100% interest in the Charles concessions (the "Illimani Property") located approximately 65 kilometres by gravel road east of La Paz, Bolivia. The concessions are located in the high alpine at an elevation of 4,000 metres.

History and Previous Work

The Illimani area has a history of mining. Mining activity in the region of Illimani predates the Spanish Conquistadors. Streambeds have been artisanaly mined for alluvial gold for centuries. Two kilometres to the east of the property is the Balsa Negra gold tungsten mine, circa 1920. Another three kilometres further east along the Main Andean Thrust Fault is the Olla de Oro Gold Mine, circa 1900. Four kilometres south across the Khanuma valley are a number of gold and tin mines. The Illimani Property has had previous geological reconnaisance performed on it. Global S.A. started a systematic exploration program of geological traverses, mapping and soil grids in November 1997.

Proposed Work Program


The Company plans to build a tent camp on the property and use local labor to trench the northern anticline. Limited hand trenching should determine if the location would warrant the expensive road construction for further mechanized trenching and drilling. Geological traverses will be made over the features on the property believed to be causing the geochemical anomalies. The results of the trenching program will determine whether a drill program is warranted. The cost of the trenching program is estimated to be $10,000, and the cost of the traverse is estimated to be $1,000. The work program will commence in the fall of 2000.


INDEPENDENCIA CONCESSIONS


The Company owns a 100% interest in the Independencia Concessions encompassing an area of 3,275 hectares or 7,860 acres located approximately 100 kilometers directly south east of La Paz in the department of Cochabamaba. The Independencia Concessions consist of the Independencia II, V,VI, and VII concessions. Global S.A. plans a work program consisting of ground magnetics, detailed geologic mapping and rock sampling during the fall of 2000, at a cost of $35,000 to test the concessions for kimberlite.


ROBERT PROPERTY

The Company owns a 100% interest in the Robert Property. The Robert Property is located 80 kilometres by paved highway south of La Paz, Bolivia. The property is 1550 hectares. The property is approximately 80% rocky outcrop or shallow soils.

ROYALTY AGREEMENT

In consideration for the location of the above mineral properties in Bolivia, Global S.A. has entered in an agreement in writing dated April 19, 1999 with Front Range Exploration Corp. of the Turks and Caicos Islands for the grant of a gross overriding royalty of 2% of the value of all diamonds produced from the properties of Global S.A. located by Front Range Exploration Corp. In addition the Company has issued 300,000 shares of Common Stock to Front Range Exploration Corp.

BRITT MINERALS, INC.
MONTANA DIAMOND EXPLORATION PROPERTIES

Pursuant to an agreement in writing dated October 15, 1999, Global has acquired all of the shares of Britt Minerals, Inc. Britt Minerals, Inc. is the registered owner of diamond exploration properties in Montana.


The consideration for the acquisition was the issuance of 600,000 shares of Common Stock of the Company. Further, the vendors shall receive a gross overriding royalty of 1.5% of the value of all diamonds produced from the properties.

The properties in which Britt Minerals, Inc. has an interest are the Bearmouth Lamproite Diamond Prospect, the Rattler Gulch Property, the Yellow Water Butte Property, the Three Buttes Property, Teigen Butte, McMurtry Creek, Laird Creek, Missouri River Breaks, Gold Butte claims, Homestead property and Gjerde Ranch Lease for a total of 11 properties covering approximately 11,332 acres.


DIAMOND EXPLORATION


Primary diamond deposits are mined from either kimberlite or lamproite rock, which originate deep within the earth's crust. Diamonds exist at least 100km in depth within the earth's mantle, and are transported to the earth's surface by extremely rapid volcanic eruptions, which form rare kimberlite and lamproite pipes. Diamond exploration focuses on these pipes, which are subsequently tested for the presence of diamonds and diamond indicator minerals. Discovering kimberlites and lamproites are the first steps to finding diamond deposits.

The diamond exploration properties owned by Britt Minerals Inc. are spread out over 11 prospects in areas of kimberlites and lamproites. The areas are the Garnet Range, Missouri River Breaks, Porcupine Dome and Grassrange diatreme fields. Apart from these four (4) trends that have already been investigated, there are other trends to be evaluated in Montana.


WORK PROGRAMS


The exploration for diamonds in Montana is in its initial stages. The properties owned by the Company in Montana will require detailed field investigations and regional reconnaissance exploration is planned to locate additional kimberlite or lamproite pipes. Further the Company intends to carry out ground magnetic surveys, detailed geologic mapping, rock sampling and stream sediment sampling to evaluate the potential for diamonds within properties owned by the Company. Regional reconnaissance exploration will utilize an airborne geophysical survey, Landsat satellite image analysis, aerial photographic interpretation, stream sediment geochemistry and follow-up field examinations. The following is an estimated budget and preliminary exploration plans for each of the properties of the Company in Montana.

BEARMOUTH LAMPROITE DIAMOND PROSPECT Trenching and microdiamond sampling is planned on the main zone to test the outcropping lamproite material. Ground magnetic surveying, combined with detailed geologic mapping will explore the remainder of the property for additional lamproite material. The work is expected to cost $10,000 and the work will be completed during the summer of 2000.

RATTLER GULCH PROPERTY Ground magnetic surveying will be used to outline drill targets. Several small diameter, shallow drillholes will test the concealed material. The cost is estimated at $15,000 and work will be completed during the summer of 2001.

YELLOW WATER BUTTE PROPERTY Detailed mapping, ground magnetic surveying and diamond indicator mineral sampling are planned to outline microdiamond sample sites. The work will cost $12,500 and it will be completed during the fall of 2000.

THREE BUTTES PROPERTY Detailed geological mapping, ground magnetic surveying, trenching and diamond indicator mineral sampling are planned to determine if microdiamond sampling is warranted. The cost is projected to be $8,000, and the work will be completed during the summer of 2000.

TEIGEN BUTTE Detailed mapping and ground magnetic surveying is planned to determine if drilling is warranted. The cost will be $3,000, and the work will be performed during the fall of 2000.

MCMURTRY CREEK Ground magnetic surveying and geological mapping will be used to locate microdiamond sample sites. The work will cost $3,000, and will be performed during the summer of 2001.

LAIRD CREEK Diamond indicator mineral sampling will determine if any additional work is warranted. The work will be completed during the fall of 2001, and is estimated to cost $2,000.

MISSOURI RIVER BREAKS Geological mapping, ground magnetic surveying, and detailed rock characterization will be used to outline trench sites and diamond indicator mineral sample locations. The work will cost $15,000, and is planned for the spring of 2001.

GOLD BUTTE CLAIMS Diamond indicator mineral samples will be collected to determine if microdiamond sampling is warranted. The cost of the work is estimated at $2,000, and is planned for the summer of 2001.

HOMESTEAD PROPERTY Detailed geological mapping, ground magnetic surveying, indicator mineral sampling and microdiamond testing are planned. The test work will cost $20,000, and will be completed during the summer of 2000.

GJERDE RANCH Ground magnetic surveys and diamond indicator mineral sample testing are planned over three known targets, and reconnaissance exploration will cover the remaining ranch property. The cost will be $20,000, and will be initiated in the spring of 2001.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth, as of March 31, 2000, the outstanding Common Stock of the Company owned or of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the name and shareholdings of each Officer and Director and all Officers and Directors as a group.

--------------------------------------------------------------------------------
   NAME AND ADDRESS OF          NUMBER OF SHARES OF          PERCENTAGE OF
   BENEFICIAL OWNER              COMMON STOCK OWNED           COMMON STOCK

--------------------------------------------------------------------------------

  Gary L. Boyd
  11649 E. Cortez Drive              697,500 shares               15.43%
  Scottsdale, AZ 85259            200,000 stock options
--------------------------------------------------------------------------------
  Robert E. Mathews
  242 Kings Road                  275,000 stock options           28.72%
  Lewisburg, KY 42256
                                    1,395,000 shares
                                   (beneficially owned
                                  together with Jack Wells)
--------------------------------------------------------------------------------
  W.C. McCaslin
  30501 Green Valley Road            697,500 shares               11.99%
  Gravois Mills, MO 65037
--------------------------------------------------------------------------------
  Charles Wells
  2445 Happy Hollow Road             825,000 shares               14.18%
  Hopkinsville, KY 42240
--------------------------------------------------------------------------------
    Jack Wells
  991 West 1st Street          65,000 shares and beneficial
  Owensboro, KY 42301          ownership of 1,395,000 with         1.11%
                                    Robert Mathews

--------------------------------------------------------------------------------


 (1) This table is based on 5,814,250 shares of Common Stock outstanding on March 31, 2000. If a person listed on this table has the right to obtain additional shares of Common Stock within sixty (60) days from March 31, 2000, the additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person. Charles Wells has the right to convert a loan made to the Company in the sum of $75,000 into Common Stock of the Company at a price of $0.50 per share. This table does not include this right to convert as the intention of Mr. Wells is not known to the Company at this time.


(2) These individuals are the officers and directors of the Company and may be deemed to be "parents" of the Company as that term is defined in the rules and regulations promulgated under the federal securities laws.

(3) The above figures include options to purchase 475,000 shares of Common Stock. The Company has not yet adopted a formal Stock Option Plan.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age, and position of each officer and director of the Company. No director of the Company has been a director or officer of a company registered under the 1934 Act. Further, no directors or officers, promoters or control persons of the Company have in the past five years been involved in any bankruptcy, criminal proceedings or securities infractions.


NAME                       AGE                    POSITION
----                       ---                    --------


Gary L. Boyd                52           Co-chairman  of Board of Directors,
11649 E. Cortez Drive                    Director,President and Secretary
Scottsdale, AZ 85259

Robert E. Mathews           53           Co-chairman   of  the   Board  of
242 Kings Road                           Directors, Director, Chief Financial
Lewisburg, KY 42256                      Officer, Treasurer



Peter C. Ellsworth          39           Director, Consulting Geologist
265 Benton Avenue
Missoula, MT 59801

All directors of the Company have served since April 7, 1999. The officers were elected on April 7, 1999, and will serve for one year or until their respective successors are elected and qualified.

The principal occupation and business experience during the last five years for each of the present directors or executive officers of the Issuer are as follows:

GARY L. BOYD - PRESIDENT, DIRECTOR, CO-CHAIRMAN OF THE BOARD

Mr. Boyd has been the President and Secretary of the Company since its inception. From 1992 to 1996 Mr. Boyd was employed by South American Mining & Minerals LLC, a company engaged in gold exploration, as the manager of gold recovery operations Venezuela and Bolivia. For the last three years, Mr. Boyd has been assessing mining properties for their eventual sale or transfer to the Company. From 1977 to 1992 Mr. Boyd was employed by Digital Equipment Corporation in various positions, such as District Personnel Manager, Regional Human Resource Manager, U.S. Area Employee Relations Manager. Mr. Boyd has a Bachelor of Arts Degree from Western Kentucky University.

ROBERT E. MATHEWS - CHIEF FINANCIAL OFFICER, TREASURER, DIRECTOR, CO-CHAIRMAN OF THE BOARD

From 1994 to 1996 Mr. Mathews of Owensboro, KY. was self-employed, working with Mr. Boyd in locating and acquiring properties in Bolivia for transfer or sale to the Company. From 1988 to 1995, Mr. Mathews was a stockbroker in Owensboro, KY. with Advest Inc., a regional brokerage firm. Prior to 1988, Mr. Mathews was an Account Executive with Merrill Lynch out of Owensboro, KY. Mr. Mathews has a Bachelor of Science in Business from Western Kentucky University.

PETER C. ELLSWORTH - DIRECTOR, CONSULTING GEOLOGIST

Mr. Ellsworth has 15 years of experience in exploration and mining for precious metals, base metals, industrial minerals and diamonds. Since 1992, Mr. Ellsworth has been based out of Missoula Montana as a consulting geologist dedicated to the mineral exploration industry, including work in the U.S., Mexico and South America. Some of the projects that Mr. Ellsworth has consulted on are the Echo Bay Mexico S.A. de C.V. gold exploration project in Baja California Sur, Mexico, Echo Bay Exploration Inc. diamond and gold exploration projects in Montana and Washington, base metal exploration in Idaho for Cominco American, establishing and managing gold and silver exploration programs in Mexico for MK Gold Co., and copper and gold project acquisition in Chile. Mr. Ellsworth holds a Bachelor of Science degree in Geology from Montana State University and a Master of Science degree in Economic Geology from the University of Montana.

ITEM 6.  EXECUTIVE COMPENSATION

Messrs. Boyd and Mathews have received compensation from the Company and its subsidiary Global. That compensation has been $6,000 per month for the past 18 months for each if Messrs. Boyd and Mathews. The Company anticipates that it will pay to Gary L. Boyd as President, compensation of $6,000 per month during the current fiscal year, and to Robert E Mathews, Chief Financial Officer and Treasurer, the sum of $6,000 per month during the current fiscal year.

The following table sets forth information for all persons who have served as the chief executive officer of the Company since its inception in February, 1998:


                           SUMMARY COMPENSATION TABLE
                           --------------------------
                                                                          LONG TERM COMPENSATION
                                                                --------------------------------------------
                                   ANNUAL COMPENSATION                      AWARDS                PAYOUTS
                            ----------------------------------- --------------------------------------------

                                                     OTHER
                                                     ANNUAL       RESTRICT       SECURITIES
NAME AND                                          COMPENSATION    ED STOCK       UNDERLYING      LTIP       ALL OTHER
PRINCIPAL                   SALARY      BON           ($)         AWARD(S)        OPTIONS/      PAYOUTS   COMPENSATION
POSITION            YEAR      ($)       US ($)                      ($)          SARS (#)         ($)              ($)

-------------------------------------------------------------------------------------------------------------------------
Gary L. Boyd,       1999      $72,000      -0-        -0-           -0-             -0-             -0-          -0-
President (1)
-------------------------------------------------------------------------------------------------------------------------
                    1998      $36,000      -0-        -0-           -0-           200,000           -0-          -0-
-------------------------------------------------------------------------------------------------------------------------

(1) Mr. Boyd has been the President of the Company since its incorporation in February 25, 1998.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR


In February of 1998, the Company granted options to purchase 475,000 shares of common stock to its officers at a price of $0.10 per share. The options vested immediately and have no expiration date. None of the options have been exercised as of March 31, 2000. As of March 31, 2000, the Company had not adopted a formal stock option plan for its directors, officers and employees. The Company intends to adopt in the future a standard stock option plan whereby directors, officers and employees of the Company will be entitled to subscribe for up to 10% of the issued and outstanding shares of the Company at prices to be fixed at the time of grant.


PLANS AND OTHER COMPENSATION

No "Long Term Incentive Plan" has been instituted by the Company and none are proposed at this time. Accordingly, there is no LTIP Awards Table set out in this registration statement. The Company does not have a "Compensation Committee".

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

COMPENSATION

The Company anticipates it will pay to Gary Boyd, its president, and Robert Mathews, its Chief financial officer/treasurer each compensation of $6,000 per month during the current fiscal year. Further, Mr. Ellsworth will be compensated at industry standard rates for their professional services rendered to the Company and its subsidiaries

In addition to the foregoing, officers and directors are also entitled to the reimbursement of all reasonable business expenses.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


On November 15, 2000, the Company purchased the shares of Britt Minerals, Inc. from Gary Carlson, a former director of the Company, and Peter C. Ellsworth, a director of the Company. Pursuant to the Agreement, Messrs. Carlson and Ellsworth have each been issued 300,000 shares of Common Stock of the Company. In addition, Messrs. Carlson and Ellsworth will each receive a royalty of .75% (1.5% total) of the value of all diamonds produced from the properties of Britt Minerals, Inc.


ITEM 8.  DESCRIPTION OF SECURITIES


The authorized share capital of the Company consists of 20,000,000 shares of Common Stock at $0.001 par value. The Company also has authorized the issuance of 5,000,000 shares of Preferred Stock US$0.001 par value. The Company does not have any other classes of shares issued or outstanding. As of March 31, 2000, the Company has a total of 5,814,250 shares of Common Stock issued and outstanding. and no shares of Preferred Stock issued and outstanding.


COMMON STOCK

Holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders except that cumulative voting in the election of directors is required Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, and subject to the rights of the holders of outstanding shares of Preferred Stock, if any, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. The Common Stock has no preemptive, redemption, conversion or subscription rights. All outstanding shares of Common Stock are fully paid and non-assessable. The issuance of Common Stock or of rights to purchase Common Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company

PREFERRED STOCK


The Articles of Incorporation of the Company authorize the board of Directors to issue, by resolution, 5,000,000 shares of Preferred Stock, in classes, having such designations, preferences, rights and limitations and on such terms and conditions as the Board of Directors may from time to time determine, including the rights, if any, of the holders of such Preferred Stock with respect to voting, dividends, redemptions, liquidation and conversion. As of March 31, 2000, no series of Preferred Stock have been designated and no shares have been issued.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's Common Stock is not quoted on any exchange or quotation system.

The Company's Common Stock is issued in registered form and the following information is taken from the records of Executive Registrar and Transfer Agency, Ltd., 3145 W. Lewis, Suite 2, Phoenix, AZ, 85009, the registrar and transfer agent for the Common Stock.

On September 30, 1999, the shareholders' list for the Company's Common Stock showed 54 registered shareholders and 4,764,250 shares of Common Stock outstanding.


On March 31, 2000 the shareholder's list for the Company's Common Stock showed 57 registered shareholders and 5,814,250 shares of Common Stock outstanding.


The Company has not paid dividends in the past and it does not expect to have the ability to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth and, when appropriate, retire debt. The Directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the Company's shares are entitled to an equal share in any dividends declared and paid.

ITEM 2. LEGAL PROCEEDINGS

The officers and directors of the Company certify that to the best of their knowledge, neither the Company nor any of its officers and directors are parties to any legal proceeding or litigation. Further, the officers and directors know of no threatened or contemplated legal proceedings or litigation. None of the officers and directors has been convicted of a felony and none have been convicted of any criminal offense, felony or misdemeanor relating to securities or performance in corporate office. To the best knowledge of the officers and directors, no investigations of felonies, misfeasance in office or securities investigations are either pending or threatened at this time.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting and financial disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of securities of the Company, without registration, since its inception in February 1998. No such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.


(a) During the period from the date of formation of the Company on February 25, 1998 to September 30, 1998, the Company issued 2,996,000 shares of Common Stock at a price of $0.001 per share for proceeds to the Company of $2,996. An aggregate of 2,450,000 of these were issued to Robert Nicholson (1,225,000 shares) and Earl Gilbrech (1,225,000 shares) with the balance of 546,000 shares being issued to various parties, dealing at arm's length, none of whom owned more than 100,000 shares. This issuance was exempt from registration under
Section 144 of Regulation D of the Securities Act of 1933, as amended. On March 8, 1999, an aggregate of 2,450,000 shares of common stock were surrendered for cancellation by Earl Gilbrech and Robert Nicholson pursuant to agreements in writing made the same date.

(b) During the period from October 1, 1998 to September 30, 1999 the Company issued 3,976,250 shares of Common Stock at a deemed price of $0.001 per share pursuant to the share exchange with the shareholders of Global. See the list attached as Exhibit 10-1 for a listing of the shareholders of Global and the number of shares held by each shareholder. On April 22, 1999 the Company completed a private placement with Jack Wells of 65,000 shares of its Common Stock at a price of $0.60 per share for proceeds to the Company of $39,000 and issued 62,000 shares at a deemed price of $0.60 for deemed proceeds to the Company of $37,200 for administrative services rendered by Lorena Fernandez, Owen Peer, Abraham Camacho, Esteban Camacho and Ronald Rowe. The Company also issued on August 18, 1999 to Robert Ryan, 10,000 shares of Common Stock at a deemed price of $1.00 per share by way of private placement for proceeds to the Company of $10,000. The Company also issued on August 18, 1999 to Ronald Rowe, 5,000 shares of Common Stock at a deemed price of $1.00 per share by way of private placement for proceeds to the Company of $5,000. The Company also issued on September 30, 1999 to Charles Wells, a total of 100,000 shares of Common Stock at a deemed price of $0.48 per share by way of private placement for proceeds to the Company of $48,000. These issuances were exempt from registration under Rule 144 of Regulation D of the Securities Act of 1933, as amended.

(c) During the period from October 1, 1999 to March 31, 2000, the Company issued 900,000 shares of Common Stock at a deemed price of $.001 per share for property acquisitions. An aggregate of 600,000 shares were issued to Peter Ellsworth (300,000 shares) and Gary Carlson (300,000 shares) for the acquisition of the shares of Britt Minerals, Inc. and 300,000 shares were issued to Front Range in consideration for services provided in locating mineral properties in Bolivia. The Company also issued to Charles Wells 150,000 shares of Common Stock at a deemed price of $0.48 per share by way of private placement for proceeds to the Company of $72,000. These issuances were exempt from registration under Rule 144 of Regulation D of the Securities Act of 1933, as amended.

The Company and Global have each issued shares at various times and at various prices since incorporation. Each issuance of shares was priced at what was in the opinion of the directors, the best possible price for the shares of the Company.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the General Corporation Law of Nevada and Article VII of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the Company's best interests or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

                                    PART F/S

FINANCIAL STATEMENTS


The audited financial statements of the Company for the fiscal year ended September 30, 1999, with comparative figures to September 30, 1998 are attached hereto as pages F-1 to F-19. Effective April 19, 1999, the Company completed the acquisition of 100% of the outstanding common shares of Global in exchange for the issuance of 3,976,250 shares of common stock of the Company. Consequently, the consolidated statements of loss and deficit and changes in cash flows reflect the results from operations and changes in financial position of Global, the legal subsidiary, for the year ended September 30, 1999 combined with those of the Company, the legal parent, from the date of acquisition on April 19, 1999, in accordance with generally accepted accounting principles. In addition, the comparative figures are those of Global, the legal subsidiary. On October 15, 1999, the Company entered into an agreement to acquire all of the shares of Britt Minerals, Inc. Consequently, attached hereto as pages F-37 to F-45 are the audited financial statements for Britt Minerals, Inc. for the nine months ended September 30, 1999 with comparative figures for the period from June 12, 1998 (inception) to September 30, 1999. The March 31, 2000 unaudited financial statements of the Company attached hereto as pages F-20 to F-36 account for the acquisition of the shares of Britt Minerals, Inc. on a consolidated basis.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

(A) Exhibits. Exhibits required to be attached are listed in the Description of Exhibits beginning on page 17 of this Form 10-SB under "Item 2. Description of Exhibits".




                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  DELTA INTERNATIONAL MINING
                                  AND EXPLORATION INC.




Date:  July 10, 2000              By:      "GARY L. BOYD"
                                      --------------------
                                            Gary L. Boyd, President







                                  By:      "ROBERT E. MATHEWS
                                     ------------------------
                                           Robert E. Mathews,  Chief Financial
                                           Officer / Treasurer

                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.
                        (AN EXPLORATION STAGE ENTERPRISE)


                                 C O N T E N T S

                                                                PAGE

CONSOLIDATED FINANCIAL STATEMENTS
   AS OF MARCH 31, 2000

Accountant's report                                           F-1

Consolidated balance sheet                                    F-2

Consolidated statement of income                              F-3

Consolidated statement of changes in
  stockholders' Equity                                        F-4

 Consolidated statement of cash flows                         F-5

 Notes to the consolidated financial statements               F-6 - F-14



CONSOLIDATED FINANCIAL STATEMENTS
  AS OF SEPTEMBER 30, 1999 AND 1998

Independent auditor's report                                  F-15 - F-16

Consolidated balance sheet                                    F-17 - F-18

Consolidated statement of operations                          F-19

Consolidated statement of stockholders' Equity                F-20

Consolidated statement of cash flows                          F-21 - F-22

Notes to the consolidated financial statements                F-23 - F-32



                              BRITT MINERALS, INC.
                         (AN EXPLORATION STAGE COMPANY)


CONSOLIDATED FINANCIAL STATEMENTS
  AS OF SEPTEMBER 30, 1999

Independent auditor's report                                  F-33

Consolidated balance sheet                                    F-34

Consolidated statement of operations                          F-35

Consolidated statement of cash flows                          F-36

Notes to the consolidated financial statements                F-37 - F-38

                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (AN EXPLORATION STAGE ENTERPRISE)

                        CONSOLIDATED FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2000

CHARLES R. LEWIS
--------------------------------------------------------------------------------
CERTIFIED PUBLIC ACCOUNTANT                       123 S. MAIN ST., P. O. BOX 815
                                                            GREENVILLE, KY 42345
                                                        TELEPHONE (270) 338-1709
                                                        FAX       (270) 338-7200



To The Board of Directors
Delta International Mining & Exploration, Inc.
(An Exploration Stage Enterprise)
Nevada

I have compiled the accompanying consolidated balance sheet of Delta International Mining & Exploration, Inc. (An Exploration Stage Enterprise) as of March 31, 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the three months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.





/s/ Charles R. Lewis
---------------------------
    Charles R. Lewis
    Certified Public Accountant

    June 12, 2000

                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.
                        (AN EXPLORATION STAGE ENTERPRISE)

                           CONSOLIDATED BALANCE SHEET
                                 March 31, 2000


ASSETS
------

     CURRENT ASSETS
          Cash                                                      $    25,594
          Tax Credit Receivable                                           1,390
                                                                    -----------
               Total Current Assets                                      26,984
                                                                    -----------

     FIXED ASSETS
          Equipment, at cost                                            294,040
          Less, accumulated depreciation                               (127,313)
                                                                    -----------
               Total Fixed Assets                                       166,727
                                                                    -----------
          TOTAL ASSETS                                                  193,711
                                                                    ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                    -----------

     CURRENT LIABILITIES
          Advances Payable, Individual/Shareholder                       98,612
          Accrued Interest Payable                                       48,347
          Accounts Payable - Trade                                        5,769
                                                                    -----------
               Total Current Liabilities                                152,728

     LONG-TERM DEBT
          Note Payable - Shareholder                                    250,000
                                                                    -----------

     STOCKHOLDERS' EQUITY
          Common Stock, $.001 par value,
           20,000,000 shares authorized, issued
            and outstanding 5,814,250 shares                              5,814
          Additional Paid-in capital                                  1,653,183
          Receivable from shareholders' - stock                         (24,000)
          Accumulated deficit during development stage               (1,844,014)
                                                                    -----------
                                                                       (209,017)
                                                                    -----------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $  193,711
                                                                     ==========


                See accompanying notes and accountant's report.

                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.
                        (AN EXPLORATION STAGE ENTERPRISE)

                        CONSOLIDATED STATEMENT OF INCOME
                     For the Six Months Ended March 31, 2000





REVENUES
--------

     Financial Income                                                 $     156
                                                                      ---------
EXPENSES


     Salareis                                                            77,000
     Professional Fees                                                   27,117
     Rent                                                                 4,500
     Exploration Expenses                                                88,888
     Office Expense                                                         775
     Telephone                                                            8,031
     Bank Charges                                                           566
     Miscellaneous                                                          551
     Depreceiation Expense                                               26,500
     Interest Expense                                                    12,500
                                                                      ---------
                                                                        246,178



     Net Income (Loss) Before Income Taxes                             (246,022)

     Provision for Income Taxes                                               0
                                                                      ---------

     NET INCOME (LOSS)                                                $(246,022)




                See accompanying notes and accountant's report.

                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.
                        (AN EXPLORATION STAGE ENTERPRISE)

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  For the Six Month Period Ended March 31, 2000

                                             Additional         Shareholder      Retained
                              Common          Paid-In             Loans -        Earnings
                              Stock           Capital             Stock          Deficit              Total
                              -------        ----------          -------       -----------           --------
Balance
   Sept. 30, 1999             $ 4,764        $1,585,037          $(82,000)     $(1,597,992)          $(90,191)
                              -------        ----------          -------       -----------           --------

Net Income
  (Loss)                                                                          (246,022)          (246,022)

Issurance of
  Common Sock                   1,050            68,146                                                69,196

Payment on
  Shareholder Loans -
    Common Stock                                                  58,000                               58,000
                              -------        ----------          -------       -----------           --------
Balance
     March 31, 2000           $5,814         $1,653,183         $(24,000)      $(1,844,014)         $(209,017)




                 See accompanying nots and accountant's report.

                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.
                        (AN EXPLORATION STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                  For the Six Month Period Ended March 31, 2000



CASH FLOWS FROM OPERATING ACTIVITIES
-------------------------------------

     Net (Loss)                                                       $(246,022)
     Adjustments to reconcile net income to
      net cash provided (used) by operating
       activities                                                        26,250
          Depreciation
          (Increase) Decrease In:
            Accounts Receivable                                          24,220
            Advances Receivable                                         143,700
          Increase (Decrease) In:
            Accrued Interest Payable                                     12,500
            Accounts Payable - Trade                                     35,256
                                                                      ---------
                    NET CASH PROVIDED (USED)
                      BY OPERATING ACTIVITIES                           (74,608)
                                                                      ---------

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------

     Issuance of common stock                                            72,000
     Acquisition of mineral properties                                 (145,175)
     Reduction of Shareholder Loans - Stock                              58,000
                                                                      ---------

                    NET CASH PROVIDED (USED) BY
                      INVESTING ACTIVITIES                              (15,175)
                                                                      ---------

CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------

     New borrowings
       Short-Term - Individual                                           98,614
                                                                      ---------

                    NET CASH PROVIDED BY
                      FINANCING ACTIVITIES                               98,614
                                                                      ---------

                    NET INCREASE IN CASH                                  8,831


CASH AT BEGINNING OF YEAR                                                16,763
                                                                      ---------
CASH AT END OF YEAR                                                   $  25,594
                                                                      =========

SUPPLEMENTAL DISCLOSURES

     Interest, paid                                                           0
     Income taxes paid                                                        0



                 See accompanying notes and accountant's report.

                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (An Exploration Stage Enterprise)

               1.6 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2000

NOTE 1            ORGANIZATION AND BUSINESS

                  Delta International Mining & Exploration Inc. ("Delta" or the "Company") was incorporated under the laws of Nevada on February 25, 1998 and its principal business activity is mineral property exploration and development.

                  Effective April 19, 1999, Delta and Global Gold Inc. (a Bahamian Corporation incorporated on November 8, 1996) executed their business combination agreement. Delta issued 3,976,250 common shares to the shareholders of Global Gold in consideration for all of the issued and outstanding common shares of Global Gold on the basis of one common share of Delta for each common share of Global Gold. As the former shareholders of Global Gold obtained effective control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse acquisition and the purchase method of accounting has been applied. Under reverse acquisition accounting, Global Gold is considered to have acquired Delta with the results of Delta's operations included in the consolidated financial statements from the date of acquisition. Global Gold is considered the continuing entity and consequently, the amounts prior to April 19, 1999 are those of Global Gold. Global Gold has a wholly owned Bolivian subsidiary, Global Gold Inc., S.A. Prior to the date of the business combination Delta had no operations.

                  All share and per share information in these financial statements reflect:

                  a) The Consummation of the business combination agreement whereby shares and options issued by Global Gold Inc. were exchanged for shares of the Company's Common stock and options to purchase shares of the Company's Common stock, and

                  b) A change in the par value of Common stock from $0.10 per share to $0.001 per share.


NOTE 2            FINANCIAL CONDITION

                  The financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.

                  As shown in the consolidated financial statements, to date, the Company has generated no revenues and has accumulated losses since inception of $1,597,992. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on its ability to generate future profitable operations and receive continued financial support from its shareholders and other investors.

NOTE 3   SIGNIFICANT ACCOUNTING POLICIES

                  Basis of presentation and consolidation

                  The Consolidated financial statements of Delta International Mining & Exploration, Inc. a development stage enterprise includes the accounts of the Company and its wholly owned subsidiary and are prepared according to generally accepted accounting principles in the United States. All significant intercompany transactions and balances have been eliminated in consolidation.

                  Use of estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

                  Machinery and equipment and depreciation

                  Machinery and equipment are valued at cost.

                  Machinery and equipment depreciation is calculated by applying an annual rate of 12.5% starting in the month of purchase using the straight line method. This rate is intended to amortize the cost of assets over their estimated useful life.

                  Fiscal Year

                  The Company ends its fiscal year on September 30.

NOTE 3            SIGNIFICANT ACCOUNTING POLICIES (continued)

                  Employee stock option plans

                  The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"). Accounting for Stock Based Compensation". As permitted by SFAS 123, the Company has elected to continue to account for its employee stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, when the exercise price of the Company's employee stock options is less than the market price of the underlying shares of the date of grant, compensation expense is recognized.

                  Accounting for income taxes

                  The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                  Net loss per share

                  Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per common share was the same as basic net loss per common share for all periods presented since the effect of any potentially dilutive securities is excluded as they are anti-dilutive because of Delta's net losses.

                  Mineral properties

                  The Company owns interest in mineral properties (Note 4), is in the process of exploring and developing mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

NOTE 3            SIGNIFICANT ACCOUNTING POLICIES (continued)

                  The recoverability of mineral properties is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, future profitable production or proceeds from the disposition of the mineral properties and the Company's ability to complete its obligations.

                  Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all the mineral properties to which it has an option to acquire an interest and, to the best of its knowledge, title to all of these properties is in good standing. The properties in which the Company has committed to earn an interest are located in Bolivia, South America and the Company is therefore relying on title opinion by legal counsel who are basing such opinions on the laws of Bolivia.

                  Exploration costs

                  In order to comply with directives from the Securities and Exchange Commission (SEC) with respect to accounting for exploration expenditures, the Company has expensed all costs associated with the exploration of properties in which the Company holds options to acquire an interest.

                  Financial instruments

                  The fair values of cash and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of these instruments. It is not possible to determine the fair value of amounts due to shareholders as a maturity date is not determinable. The maximum credit risk exposure for all financial assets is the carrying amount of that asset.

                  Recently issued accounting standards

                  In June 1997, the Financial Accounting Standards Board (FASB) adopted SFAS No. 130 "Reporting Comprehensive Income", which requires an enterprise to report by major components and as a single total, the change in net assets during the period from non owner sources Delta adopted this statement during the year ended September 30, 1998.

                  In February 1998, the FASB adopted SFAS 132, "Employers" Disclosures About Pensions and Other Postretirement Benefits, an Amendment of FASB Statements No. 87, 88, and 106, which revises employers, disclosures about pension and other postretirement benefit plans. This statement does not change the measurement or recognition of those plans, but standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Delta adopted this statement during the year ended September 30, 1998 and such adoption did not affect the accompanying financial statements.

                  In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidance for an enterprise on accounting for the costs of computer software developed or obtained for internal use. Delta adopted this statement during the year ended September 30, 1998, and such adoption did not affect the accompanying financial statements.

                  In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities", which requires companies to expense the costs of start-up activities and organization costs as incurred. Delta adopted this statement during the year ended September 30, 1998, and such adoption did not affect the accompanying financial statements.

                  In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. Delta will adopt this statement for its fiscal year ending September 30, 2001. Management has not fully assessed the implications of adopting this new standard.

NOTE 4            MINERAL PROPERTIES

                  The Company has interests in the following properties:

                  Charles Concession

                  Delta's subsidiary Global Gold Inc., S.A., has acquired by staking a 100% interest in the Charles concessions (the "Illimani Property") located approximately 65 kilometers by gravel road east of La Paz, Bolivia.

                  Independencia Concessions

                  Global Gold Inc. S.A. has acquired by staking a 100% interest in the Independencia Concessions which encompass an area of 3,275 hectares or 7,860 acres and are located approximately 100 kilometers directly south east of La Paz in the department of Cochabamba.

                  Robert Property

                  Global Gold Inc., S.A. has also acquired by staking a 100% interest in the Robert Property located 80 kilometers south of La Paz, Bolivia. The property is 1550 hectares.

                  Montana Properties

                  Delta International Mining & Exploration, Inc. through it's wholly owned subsidiary, Britt Minerals, Inc. owns 11,252 acres of mineral properties through out the state of Montana. Properties are located near Missoula, Great Falls, Chester, Grassrange, Zortman and Forsyth.

                  The Company has expensed all costs of acquiring its interest in the above properties.

NOTE 5            CASH

                  The composition of this account as of March 31, 2000 is as follows:

                                                                   1999
                                                                     $
                                                                  ------

                  Citibank-Bolivia                                 6,094
                  Royal Bank of Scotland                              97
                  Firstar-Hopkinsville                            16,192
                  Missoula Federal Credit Union                    3,211
                                                                  ------
                                                                  25,594
                                                                  ======


 NOTE  6 FIXED ASSETS

                  The composition of this account as of March 31, 2000 is as follows:

                                                         Accumulated      Net
                                               Cost      Depreciation    Value
                                                 $             $           $
                                               -------       -------     -------

                  Dredging equipment           294,000       127,313     166,687
                  Furniture                         40           -.-          40
                                               -------       -------     -------
                                               294,040       127,313     166,727
                                               =======       =======     =======

NOTE 7            SHAREHOLDER LOANS AND INTEREST PAYABLE

                  The composition of this account as of March 31, 2000 is as follows:

                     Date         Due                                               Accrued Interest
                    issued        date                          Loan                    03/31/00

                  02.02.98      02.02.02                     $  100,000                 $16,611
                  03.15.98      03.15.02                        100,000                  21,417
                  04.13.98      04.13.02                         50,000                  10,319
                                                               --------                 -------
                                                                250,000                  48,347
                                                               ========                 =======

                  Date Issued                        Name                       No. of Shares Owned
                  -----------                    -------------                  -------------------
                  02.02.98                       W. C. McCaslin                      697,500
                  03.15.98                       Jack Wells*                          65,000
                  04.13.98                       Henry Ramsey Morris Jr              150,000

                  *Jack Wells and Robert Mathews own 1,395,000 shares jointly.

                  The amount due to shareholders is unsecured and with interest payable at the rate of 12% per annum for the initial six months of the term of the loan and thereafter at the rate of 10% per annum. The amount due to shareholders is convertible into shares of the Company at the current market price at the date of conversion.

                  In October 1999, Charles Wells (shareholder) advanced money ($75,000) to the corporation for operating expenses by an agreement that Mr. Wells has the option to convert the advances into common stock at the price of $.50 per share. It is the opinion of management that the intent of Mr. Wells is not known at this date and this $75,000 shall be classified as a current liability until a later date when an agreement has been reached. Under an identical agreement, Mr Wells issued another advance in the amount of $125,000 on March 14, 2000. On March 31, 2000, only $23,612 of this amount had been actually advanced.

NOTE  8           STOCK OPTIONS

                  In February 1998, the Company granted 475,000 options at an exercise price of $0.10 per share to two officers for services performed. The options vested immediately and have no expiration date. For the fiscal year ended September 30, 1998 the Company recorded compensation expense of $ 332,500 in connection with the options granted.

                  At September 30, 1999 and December 31, 1999, no stock options have been exercised.

                  As discussed in Note 3, Delta accounts for its stock - based awards using the intrinsic value method in accordance with APB 25.

                  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", (SFAS 123) requires the disclosure of pro forma net income and earnings per share as if Delta had adopted the fair value method as of the beginning of the period ended September 30, 1998. Delta calculations were made using the minimum value method with the following weighted average assumptions: expected life 60 months following the grant date; risk free interest rates of 6% in 1998; and no dividends during the expected term. The pro-forma amounts are not materially different from the amounts reported by Delta.

                  Also: see Note 7 regarding Mr. Wells (shareholder) advances of $75,000 that potentially may be converted to common stock.

NOTE 9            INCOME TAXES

                  Substantially all losses incurred by Delta has been incurred by its subsidiary in Bolivia. At September 30, 1999 Delta has $ 732.064 in net operating losses available to offset future taxable income in its Bolivian subsidiary. The net operating losses may be carried forward for an unlimited number of years until utilized to fully offset income.

                  A valuation allowance to the deferred tax asset for the benefit of these net operating loss carry forward has been established due to lack of operating history combined with risks and uncertainties surrounding Delta's ability to generate future taxable income.

NOTE 10           SUBSEQUENT EVENT

                  Issued 600,000 shares of Common Stock pursuant to an agreement in writing dated October 15, 1999 with the shareholders of Britt Minerals, Inc. Pursuant to the agreement, the Company acquired all of the shares of Britt Minerals, Inc. The consideration for the transfer was the issuance of 600,000 shares of Common Stock of the Company. Further, the vendors shall receive a gross overriding royalty of 1,5% of the value of all diamonds produced from the properties. Britt Minerals, Inc. is the registered holder of 9 diamond exploration properties in Montana covering approximately 4.158 acres. The vendors of the shares of Britt Minerals, Inc. are Peter Ellsworth and Gary Carlson.

                  Issued 300,000 shares of Common Stock to Front Range Exploration Corporation pursuant to an agreement that was formalized in writing on October 15, 1999. Pursuant to this agreement, in consideration of Front Range Exploration Corporation locating mineral properties of merit in South America, the Company agreed to issue 300,000 shares and has granted a gross overriding royalty of 2% of the value of all diamonds produced from properties located by Front Range Exploration Corporation.

                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (AN EXPLORATION STAGE ENTERPRISE)

                        CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 1999 AND 1998

                        1.1 INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of DELTA INTERNATIONAL MINING & EXPLORATION, INC.
(An Exploration Stage Enterprise)
Nevada

We have audited the accompanying consolidated balance sheet of Delta International Mining & Exploration, Inc. and subsidiary (An Exploration Stage Enterprise) as of September 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta International Mining & Exploration, Inc. and subsidiary (An Exploration Stage Enterprise) as of September 30, 1999 and 1998 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As reflected in the consolidated financial statements, the Company, has generated no revenues and has accumulated losses since inception of $ 1,455,622. These factors, among others, as discussed in Note 2, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                   BERTHIN AMENGUAL & ASOCIADOS
                                   MEMBER FIRM
                                   PANNELL KERR FORSTER - PKF INTERNATIONAL

                                   /s/
                                   -----------------------------(PARTNER)
                                   LIC. HUGO BERTHIN AMENGUAL
La Paz - Bolivia                   MAT. PROF. No. CAUB-0482
January 6, 2000                    RUC 2190931

                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (AN EXPLORATION STAGE ENTERPRISE)

                         1.2 CONSOLIDATED BALANCE SHEET

                        AS OF SEPTEMBER 30, 1999 AND 1998

                                     ASSETS

                                                                       1998
                                                    1999            AS RESTATED
                                                      $                  $
CURRENT ASSETS

       Cash                                        16,762             37,149
       Deliveries to be accounted for              24,220             10,043
       Advance payments-related companies         143,700             30,000
       Tax credit receivable                        1,390              1,023
       Prepaid expenses                                                2,661
                                               ----------         ----------
       TOTAL CURRENT ASSETS                       186,072             80,876
                                               ----------         ----------
NON CURRENT ASSETS

    FIXED ASSETS

       Fixed assets - at cost                     294,040            294,000
       Accumulated depreciation                  (101,063)           (64,313)
                                               ----------         ----------
       TOTAL NON CURRENT ASSETS                   192,977            229,687
                                               ----------         ----------
       TOTAL ASSETS                               379,049            310,563
                                               ==========         ==========

                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (AN EXPLORATION STAGE ENTERPRISE)

                         1.2 CONSOLIDATED BALANCE SHEET

                        AS OF SEPTEMBER 30, 1999 AND 1998

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                                      1998
                                                                                   1999            AS RESTATED
                                                                                     $                  $
                                                                                ----------         ----------
CURRENT LIABILITIES

       Shareholder loans                                                           250,000            250,000
       Interest payable                                                             35,847             10,811
       Accounts payable                                                             41,023                  -
                                                                                ----------         ----------
       TOTAL LIABILITIES                                                           326,870            260,811
                                                                                ----------         ----------
       Minority interest                                                                                    1
                                                                                                   ----------

STOCKHOLDERS' EQUITY

       Common stock, $ 0.001 par value; 20,000,000 shares
        authorized; issued and outstanding at September 30,
        1999 - 4,764,250 shares; 1998 - 4,059,250 shares                             4,765              4,060
       Additional paid -in capital                                               1,585,036          1,181,191
       Receivable from stockholders'                                               (82,000)
       Deficit accumulated during the development stage                         (1,455,622)        (1.135.500)
                                                                                ----------       ------------
       TOTAL STOCKHOLDERS' EQUITY                                                   52,179             49,751
                                                                                ----------       ------------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  379,049            310,563
                                                                                ==========       ============


    The accompanying notes are an integral part of the financial statements.

                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (AN EXPLORATION STAGE ENTERPRISE)

                    1.3 CONSOLIDATED STATEMENT OF OPERATIONS

           FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998 AND FOR THE
                  PERIOD FROM INCEPTION TO SEPTEMBER 30, 1999

                                                                                                    FROM
                                                                                                INCEPTION TO
                                                                                   1998       SEPTEMBER 30,1999
                                                                    1999        AS RESTATED      AS RESTATED
                                                                      $              $                  $
                                                               ----------       ----------       -----------
         INCOME

              Financial income                                         69              660             1,928
                                                               ----------       ----------       -----------

         EXPENSES

              Wages and salaries                                  170,282          459,000           643,782
              Professional fees                                    22,521           71,440            93,961
              Financial expenses                                   29,353           21,874            52,540
              Exploration expenses                                 50,415          179,385           606,943
              Administrative expenses                              47,620           12,724            60,344
                                                               ----------       ----------       -----------
                                                                  320,191          744,423         1,457,570
                                                               ----------       ----------       -----------
         Loss before minority interest                           (320,122)        (743,763)       (1,455,642)

         Minority Interest                                                              20                20
                                                               ----------       ----------       -----------
         Net loss                                                (320,122)        (743,743)       (1,455,622)
                                                               ==========       ==========       ===========

         Basic and Diluted Net Loss per share                      (0.01)           (0.20)            (0.41)
                                                               ==========       ==========       ===========

         Shares used calculating basic and diluted
         Net loss per share                                     4,548,417        3,648,250         3,519,320
                                                               ==========       ==========       ===========


    The accompanying notes are an integral part of the financial statements.

                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (AN EXPLORATION STAGE ENTERPRISE)

               1.4 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                DEFICIT
                                                                              ACCUMULATED                     TOTAL
                                                                 ADDITIONAL      DURING     RECEIVABLE     STOCKHOLDERS
                                               COMMON STOCK       PAID IN      DEVELOPMENT     FROM           EQUITY   COMPREHENSIVE
                                            SHARES     AMOUNT      CAPITAL       STAGE      STOCKHOLDERS'   (DEFICIT)  INCOME (LOSS)
                                            ------     ------      -------       -----      -------------   ---------  -------------

Issuance of common stock for cash           237,500   $   238   $   224,701   $        --    $      --    $   224,939    $     --

Issuance of common stock for Dredging                                                                                          --
Equipment                                   294,000     2,940       291,060            --           --        294,000
Net loss                                         --        --            --      (391,757)          --       (391,757)   (391,757)
                                        -----------   -------   -----------   -----------    ---------    -----------    --------
BALANCES, SEPTEMBER 30, 1997              3,177,500     3,178       515,761      (391,757)          --        127,182          --


Issuance of common stock for cash           824,750       825       287,387            --           --        288,212
Issuance of common stock for services        57,000        57        45,543            --           --         45,600          --
Options granted  to officers                     --        --       332,500            --           --        332,500          --
Net loss                                         --        --            --      (743,743)          --       (743,743)   (743,743)
                                        -----------   -------   -----------   -----------    ---------    -----------    --------
BALANCES, SEPTEMBER 30, 1998              4,059,250     4,060     1,181,191    (1,135,500)          --         49,751

Issuance of common stock for cash
and receivable from stockholders'           705,000       705       403,845            --      (82,000)       322,550          --
Net loss                                         --        --            --      (320,122)          --       (320,122)   (320,122)
                                        -----------   -------   -----------   -----------    ---------    -----------    --------
BALANCES, SEPTEMBER 30, 1999              4,764,250   $ 4,765   $ 1,585,036   $(1,455,622)   $ (82,000)   $    52,179
                                          =========   =======   ===========   ===========    =========    ===========


    The accompanying notes are an integral part of the financial statements.

                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (AN EXPLORATION STAGE ENTERPRISE)

                    1.5 CONSOLIDATED STATEMENT OF CASH FLOWS

     FOR THE YEAR ENDED SEPTEMBER 30, 1999 AND 1998 AND FOR THE PERIOD FROM

                         INCEPTION TO SEPTEMBER 30, 1999

                                                                                      FROM
                                                                                    INCEPTION
                                                                                  TO SEPTEMBER, 30
                                                      1999            1998             1999
                                                        $               $                $
                                                    ----------      ---------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss as restated                                  (320,122)      (743,743)       (1,455,622)

Adjustments to reconcile net loss to net cash
(used) by operating activities:
       Stock issued for services                                       45,600            45,600
       Non cash stock compensation                                    332,500           332,500

       Depreciation                                     36,750         24,938           101,063
       Interest payable                                 25,036         10,811            35,847
       Minority interest                                     1           (20)

       Changes in certain other accounts:
       Accounts receivable                             (14,178)        (9,326)          (24,220)
       Tax credit receivable                              (368)        (1,023)           (1,390)
       Prepaid expenses                                  2,661         (2,661)
       Accounts payable                                 41,023                           41,023
                                                    ----------      ---------         ---------
Net cash (used) by operating activities               (229,197)      (342,924)         (925,199)
                                                    ----------      ---------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES

       Fixed assets                                        (40)                             (40)
       Advances receivable                            (113,700)       (30,000)         (143,700)
                                                    ----------     ----------       -----------
Net cash (used) by investing activities               (113,740)       (30.000)         (143,740)
                                                    ----------     ----------       -----------

                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (AN EXPLORATION STAGE ENTERPRISE)

                    1.5 CONSOLIDATED STATEMENT OF CASH FLOWS

     FOR THE YEAR ENDED SEPTEMBER 30, 1999 AND 1998 AND FOR THE PERIOD FROM

                         INCEPTION TO SEPTEMBER 30, 1999

                                                                                                        FROM
                                                                                                      INCEPTION
                                                                                                  TO SEPTEMBER, 30
                                                                     1999              1998             1999
                                                                       $                 $                $
                                                                    ---------       ----------        ----------

CASH FLOWS FROM FINANCING ACTIVITIES

       Shareholder loans                                                               250,000           250,000
       Proceeds from the issuance of Common Stock                     322,550          288,212           835,701
                                                                    ---------       ----------        ----------
Net cash provided by financing activities                             322,550          538,212         1,085,701
                                                                    ---------       ----------        ----------
Net increase (decrease) in cash                                       (20,387)         165,288            16,762
Cash at beginning of year and period                                   37,149         (128,139)                -
                                                                    ---------       ----------        ----------
CASH AT  END OF YEAR AND PERIOD                                        16,762           37,149            16,762
                                                                    =========       ==========        ==========

Supplemental disclosure of cash flow information
Interest paid                                                               -           10,908            10,908
                                                                    =========       ==========        ==========

Supplemental  disclosures of non cash activities:
Dredging equipment acquired in exchange for
Common Stock                                                                -                -           294,000
                                                                    =========       ==========        ==========


    The accompanying notes are an integral part of the financial statements.

                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (AN EXPLORATION STAGE ENTERPRISE)

               1.6 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 1999 AND 1998

NOTE 1            ORGANIZATION AND BUSINESS

                  Delta International Mining & Exploration Inc. ("Delta" or the "Company") is incorporated under the laws of Nevada on February 25, 1998 and its principal business activity is mineral property exploration and development.

                  Effective April 19, 1999, Delta and Global Gold Inc. (a Bahamian Corporation incorporated on November 8, 1996) executed their business combination agreement. Delta issued 3,976,250 common shares to the shareholders of Global Gold in consideration for all of the issued and outstanding common shares of Global Gold on the basis of one common share of Delta for each common share of Global Gold. As the former shareholders of Global Gold obtained effective control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse acquisition and the purchase method of accounting has been applied. Under reverse acquisition accounting, Global Gold is considered to have acquired Delta with the results of Delta's operations included in the consolidated financial statements from the date of acquisition. Global Gold is considered the continuing entity and consequently, the amounts prior to April 19, 1999 are those of Global Gold. Global Gold has a wholly owned Bolivian subsidiary, Global Gold Inc., S.A. Prior to the date of the business combination Delta had no operations.

                  All share and per share information in these financial statements reflect:

                  a) The Consummation of the business combination agreement whereby shares and options issued by Global Gold Inc. were exchanged for shares of the Company's Common stock and options to purchase shares of the Company's Common stock, and

                  b) A change in the par value of Common stock from $0.10 per share to $0.001 per share.


NOTE 2             FINANCIAL CONDITION

                  The financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.

NOTE 2            FINANCIAL CONDITION (CONTINUED)

                  As shown in the consolidated financial statements, to date, the Company has generated no revenues and has accumulated losses since inception of $ 1,455,622. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on its ability to generate future profitable operations and receive continued financial support from its shareholders and other investors.

NOTE 3            SIGNIFICANT ACCOUNTING POLICIES

                  BASIS OF PRESENTATION AND CONSOLIDATION

                  The Consolidated financial statements of Delta International Mining & Exploration, Inc. a development stage enterprise includes the accounts of the Company and its wholly owned subsidiary and are prepared according to generally accepted accounting principles in the United States. All significant intercompany transactions and balances have been eliminated in consolidation.

                  USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

                  MACHINERY AND EQUIPMENT AND DEPRECIATION

                  Machinery and equipment are valued at cost.

                  Machinery and equipment depreciation is calculated by applying an annual rate of 12.5% starting in the month of purchase using the straight line method. This rate is intended to amortize the cost of assets over their estimated useful life.

                  FISCAL YEAR

                  The Company ends its fiscal year on September 30.

NOTE 3            SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  FOREIGN CURRENCY TRANSLATION

                  Assets and liabilities of Global Gold Inc. S.A. are translated into U.S. dollar equivalents at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the period. The related translation adjustments are reflected in stockholder's equity. Foreign currency gains or losses resulting from transactions are included in results of operations.

                  EMPLOYEE STOCK OPTION PLANS

                  The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"). Accounting for Stock Based Compensation". As permitted by SFAS 123, the Company has elected to continue to account for its employee stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, when the exercise price of the Company's employee stock options is less than the market price of the underlying shares of the date of grant, compensation expense is recognized.

                  ACCOUNTING FOR INCOME TAXES

                  The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                  NET LOSS PER SHARE

                  Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per common share was the same as basic net loss per common share for all periods presented since the effect of any potentially dilutive securities is excluded as they are anti-dilutive because of Delta's net losses.

                  MINERAL PROPERTIES

                  The Company owns interest in mineral properties (Note 4), is in the process of exploring and developing mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

NOTE 3            SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  The recoverability of mineral properties is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, future profitable production or proceeds from the disposition of the mineral properties and the Company's ability to complete its obligations.

                  Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all the mineral properties to which it has an option to acquire an interest and, to the best of its knowledge, title to all of these properties is in good standing. The properties in which the Company has committed to earn an interest are located in Bolivia, South America and the Company is therefore relying on title opinion by legal counsel who are basing such opinions on the laws of Bolivia.

                  EXPLORATION COSTS

                  With respect to accounting for exploration expenditures, the Company has expensed all costs associated with the exploration of properties in which the Company holds options to acquire an interest.

                  FINANCIAL INSTRUMENTS

                  The fair values of cash and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of these instruments. It is not possible to determine the fair value of amounts due to shareholders as a maturity date is not determinable. The maximum credit risk exposure for all financial assets is the carrying amount of that asset.

                  RECENTLY ISSUED ACCOUNTING STANDARDS

                  In June 1997, the Financial Accounting Standards Board (FASB) adopted SFAS No. 130 "Reporting Comprehensive Income", which requires an enterprise to report by major components and as a single total, the change in net assets during the period from non owner sources Delta adopted this statement during the year ended September 30, 1998.

                  In February 1998, the FASB adopted SFAS 132, "Employers" Disclosures About Pensions and Other Post retirement Benefits, an Amendment of FASB Statements No. 87, 88, and 106, which revises employers, disclosures about pension and other post retirement benefit plans. This statement does not change the measurement or recognition of those plans, but standardizes the disclosure requirements for pensions and other post retirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Delta adopted this statement during the year ended September 30, 1998 and such adoption did not affect the accompanying financial statements.

                  In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidance for an enterprise on accounting for the costs of computer software developed or obtained for internal use. Delta adopted this statement during the year ended September 30, 1998, and such adoption did not affect the accompanying financial statements.

                  In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities", which requires companies to expense the costs of start-up activities and organization costs as incurred. Delta adopted this statement during the year ended September 30, 1998, and such adoption did not affect the accompanying financial statements.

                  In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. Delta will adopt this statement for its fiscal year ending September 30, 2001. Management has not fully assessed the implications of adopting this new standard.

NOTE 4   MINERAL PROPERTIES

                  The Company has interests in the following properties:

                  CHARLES CONCESSION

                  Delta's subsidiary Global Gold Inc., S.A., has acquired by staking a 100% interest in the Charles concessions (the "Illimani Property") located approximately 65 kilometers by gravel road east of La Paz, Bolivia.

                  INDEPENDENCIA CONCESSIONS

                  Global Gold Inc. S.A. has acquired by staking a 100% interest in the Independencia Concessions which encompass an area of 3,275 hectares or 7,860 acres and are located approximately 100 kilometers directly south east of La Paz in the department of Cochabamba.

                  ROBERT PROPERTY

                  Global Gold Inc., S.A. has also acquired by staking a 100% interest in the Robert Property located 80 kilometers south of La Paz, Bolivia. The property is 1550 hectares.

                  The Company has expensed all costs of acquiring its interest in the above properties.

NOTE  5           CASH

                  The composition of this account as of September 30, 1999 and 1998, are as follows:

                                                                                         1999          1998
                                                                                           $             $
                                                                                        ------         ------
                  Delta International Mining & Exploration, Inc.                        11,649         25,750
                  Global Gold Inc. S.A.                                                  5,113         11,399
                                                                                        ------         ------
                                                                                        16,762         37,149
                                                                                        ======         ======


NOTE  6  DELIVERIES TO BE ACCOUNTED FOR

                  The composition of this account, is as follows:

                                                      1999             1998
                                                        $                $
                                                     ------           ------
                  Officers                            4,089            4,690
                  Employees                          20,131            5,353
                                                     ------           ------
                                                     24,220           10,043
                                                     ======           ======

NOTE  7           ADVANCE PAYMENTS - RELATED COMPANIES

                  The balance of this account as of September 30, 1999 is $ 143,700, it corresponds to advance payments from Delta International Mining & Exploration, Inc. to purchase 600,000 shares to be issued by Britt Minerals, a Montana Corporation and related company. Once the sale contract is formalized with Britt Minerals Inc, and the issue of shares is made, it will become and investment for the Company (See Note 13).

NOTE  8           FIXED ASSETS

                  The composition of this account as of September 30, 1999 and 1998, is as follows:

                  AS OF SEPTEMBER 30, 1999

                                                                           ACCUMULATED         NET
                                                             COST         DEPRECIATION        VALUE
                                                               $                $               $
                                                             -------          -------         -------
                  Dredging equipment                         294,000          101,063         192,937
                  Furniture                                       40              -.-              40
                                                             -------          -------         -------
                                                             294,040          101,063         192,977
                                                             =======          =======         =======

                  AS OF SEPTEMBER 30, 1998

                                                                           ACCUMULATED         NET
                                                             COST         DEPRECIATION        VALUE
                                                               $                $               $
                                                             -------          -------         -------
                  Dredging equipment                         294,000           64,313         229,687
                                                             =======          =======         =======

NOTE  9           SHAREHOLDER LOANS AND INTEREST PAYABLE

                  The composition of this account as of September 30, 1999 and 1998, is as follows:

                     DATE           DUE                                      ACCRUED INTEREST
                    ISSUED         DATE                     LOAN            1999            1998
                    ------         ----                     ----            ----            ----

                  02.02.98      02.02.02                  $ 100,000       $ 11,611       $  1,611
                  15.03.98      15.03.02                    100,000         16,417          6,417
                  13.04.98      13.04.02                     50,000          7,819          2,783
                                                          ---------       --------       --------
                                                            250,000         35,847         10,811
                                                          =========       ========       ========

                  The amount due to shareholders is unsecured and with interest payable at the rate of 12% per annum for the initial six months of the term of the loan and thereafter at the rate of 10% per annum. The amount due to shareholders is convertible into shares of the Company at the current market price at the date of conversion.

NOTE 10           ACCOUNTS PAYABLE

                  The composition of this account, is as follows:

                                                        SEPTEMBER 30,
                                                     1999            1998
                                                     ----            ----

                                Officers           $ 13,723         $     -
                                Others               27,300               -
                                                   --------         --- ---
                                                   $ 41,023         $     -
                                                   ========         =======


NOTE 11           STOCK OPTIONS

                  In February 1998, the Company granted 475,000 options at an exercise price of $0.10 per share to two officers for services performed. The options vested immediately and have no expiration date. For the fiscal year ended September 30, 1998 the Company recorded compensation expense of $ 332,500 in connection with the options granted.

                  At September 30, 1999 no stock options have been exercised.

                  As discussed in Note 3, Delta accounts for its stock - based awards using the intrinsic value method in accordance with APB 25.

                  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", (SFAS 123) requires the disclosure of pro forma net income and earnings per share as if Delta had adopted the fair value method as of the beginning of the period ended September 30, 1998. Delta calculations were made using the minimum value method with the following weighted average assumptions: expected life 60 months following the grant date; risk free interest rates of 6% in 1998; and no dividends during the expected term. The pro-forma amounts are not materially different from the amounts reported by Delta.

NOTE 12           INCOME TAXES

                  Substantially all losses incurred by Delta has been incurred by its subsidiary in Bolivia. At September 30, 1999 Delta has $ 732.064 in net operating losses available to offset future taxable income in its Bolivian subsidiary. The net operating losses may be carried forward for an unlimited number of years until utilized to fully offset income.

                  A valuation allowance to the deferred tax asset for the benefit of these net operating loss carry forward has been established due to lack of operating history combined with risks and uncertainties surrounding Delta's ability to generate future taxable income.

NOTE 13           SUBSEQUENT EVENT

                  - Issued 600,000 shares of Common Stock pursuant to an agreement in writing dated October 15, 1999 with the shareholders of Britt Minerals, Inc. Pursuant to the agreement, the Company acquired all of the shares of Britt Minerals, Inc. The consideration for the transfer was the issuance of 600,000 shares of Common Stock of the Company. Further, the vendors shall receive a gross overriding royalty of 1,5% of the value of all diamonds produced from the properties. Britt Minerals, Inc. is the registered holder of 9 diamond exploration properties in Montana covering approximately 4.158 acres. The vendors of the shares of Britt Minerals, Inc. are Peter Ellsworth and Gary Carlson.

                  - Issued 300,000 shares of Common Stock to Front Range Exploration Corporation pursuant to an agreement that was formalized in writing on October 15, 1999. Pursuant to this agreement, in consideration of Front Range Exploration Corporation locating mineral properties of merit in South America, the Company agreed to issue 300,000 shares and has granted a gross overriding royalty of 2% of the value of all diamonds produced from properties located by Front Range Exploration Corporation.

NOTE 14           YEAR 2000 ISSUE (NON AUDITED)

                  The year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations.

                  It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                              BRITT MINERALS, INC.
                         (An Exploration Stage Company)

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                               SEPTEMBER 30, 1999

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
Britt Minerals, Inc.
Missoula, Montana

We have audited the accompanying balance sheet of Britt Minerals, Inc. (an exploration stage company) as of September 30, 1999 and the related statements of operations, stockholders' equity and cash flows for the 9 months then ended and for the period from June 12, 1998 (inception) to September 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Britt Minerals, Inc. as of September 30, 1999, and the results of its operations and its cash flows for the 9 months then ended and from June 12, 1998 (inception) to September 30, 1999, in conformity with generally accepted accounting principles.

[GRAPHIC OMITTED]



/s/
---------------------

Missoula, Montana
December 13, 1999

                              BRITT MINERALS, INC.
                         (An Exploration Stage Company)

                                  BALANCE SHEET

                               SEPTEMBER 30, 1999

                                     ASSETS

CURRENT ASSETS
    Cash                                                        $  1,329

    Mineral properties                                                 -
                                                                --------

                                                                $  1,329






         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Advances payable                                            $143,700

STOCKHOLDERS' EQUITY
    Capital stock, 50,000 shares authorized, par value,
       200 shares issued and outstanding                             200
    Deficit accumulated during
       the development stage                                    (142,571)
                                                                --------
                                                                (142,371)
                                                                --------

                                                                $  1,329
                                                                ========


   The accompanying notes are an integral part of these financial statements.

                              BRITT MINERALS, INC.
                         (An Exploration Stage Company)

                            STATEMENTS OF OPERATIONS

                  FOR THE 9 MONTHS ENDED SEPTEMBER 30, 1999 AND
              FOR THE PERIOD FROM JUNE 12, 1998 (DATE OF INCEPTION)
                              TO SEPTEMBER 30, 1999



                                                               From Inception
                                     9 months Ended          (June 12, 1998) to
                                    Seotenber 39, 1999        September 30, 1999
                                    ------------------        ------------------

September 30, 1999

REVENUES                                 $    -                    $     -

EXPENSES
  Geological exploration                   27,022                     41,221
  Contract services                         4,632                     28,801
  Field expense and supplies                  729                     13,305
  General and administrative                  285                        333
  Claim fees                               25,983                     53,482
  Professional fees                           746                        746
  Memberships                               1,000                      1,000
  Travel and promotion                      2,229                      2,229
  Publications                              1,454                      1,514
                                          -------                    -------

       Total expenses                      64,080                    142,631

OTHER INCOME - Interest                        60                         60
                                          -------                    -------

NET LOSS                                 $ 64,080                  $ 142,571
                                         ========                  =========





   The accompanying notes are an integral part of these financial statements.

                              BRITT MINERALS, INC.
                         (An Exploration Stage Company)
                            STATEMENTS OF CASH FLOWS
                  FOR THE 9 MONTHS ENDED SEPTEMBER 30, 1999 AND
              FOR THE PERIOD FROM JUNE 12, 1998 (DATE OF INCEPTION)
                              TO SEPTEMBER 30, 1999






                                                                                          From Inception
                                                                9 months Ended          (June 12, 1998) to
                                                               September 30, 1999       September 30, 1999
                                                               ------------------       ------------------
CASHFLOWS FROM OPERATING ACTIVITIES
    Cash spent on mineral property exploration                      $ (53,005)              $ (94,703)
    Cash paid to suppliers and management                             (11,075)                (47,928)
                                                                    ---------               ---------

       Net cash flows used in operating activities                    (64,080)               (142,631)
                                                                    ---------               ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Interest earnings                                                      60                      60
                                                                    ---------               ---------

CASH FLOWS FROM FINANCING ACTIVITIES                                       --                     200
    Issuance of capital stock                                          68,800                 143,700
                                                                    ---------               ---------
    Note proceeds received

       Net cash flows from financing activities                        68,800                 143,900
                                                                    ---------               ---------

NET INCREASE IN CASH                                                    4,780                   1,329

CASH - Beginning of period                                             (3,451)                     --
                                                                    ---------               ---------

CASH - End of period                                                $   1,329               $   1,329
                                                                    =========               =========








   The accompanying notes are an integral part of these financial statements.

                              BRITT MINERALS, INC.
                         (An Exploration Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

NOTE A        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              Nature of Operations. Britt Minerals, Inc. (the company) is incorporated under the laws of the State of Nevada and its principal business activity is mineral property exploration and development.

              The company, through mineral property option agreements is in the process of exploring and developing mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

              Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The company has investigated title to all of the mineral properties to which it has an option to acquire an interest and, to the best of its knowledge, title to all of these properties is in good standing.

              Going Concern. These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. As shown in the financial statements to date, the company has generated no revenues and has cumulative losses since inception of $142,571. The company's ability to continue as a going concern is dependent on its ability to generate future profitable operations and receive continued financial support from its shareholders and other investors.

              Cash and Cash Equivalents. For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

              Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

              Exploration Costs. The company has expensed all costs associated with the exploration of properties in which the company holds options to acquire an interest.

              S Corporation Income Tax Status. The company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

                                                                    -Continued

                              BRITT MINERALS, INC.
                         (An Exploration Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

NOTE B        ADVANCES PAYABLE

              Britt Minerals received advances totaling $143,700 since inception through September 30, 1999. These advances were received from Global Gold, Inc., a subsidiary of Delta International Mining and Exploration, Inc. (Delta), a Nevada Corporation.

              Subsequent to September 30, 1999, Britt Minerals was acquired by Delta. As a condition of this transaction, these notes have been eliminated (see Note C).

NOTE C        SUBSEQUENT EVENT - SALE OF BRITT MINERALS, INC.

              On October 15, 1999, 100% of the outstanding shares of Britt Minerals were sold to Delta. As consideration for the sale both of Britt Minerals' shareholders received 300,000 shares in Delta. In addition, Delta granted the shareholders a mineral royalty of 2% of all diamonds recovered from the properties.

              As described in Note B, at the date of sale, Britt had outstanding advances payable to Global Gold, Inc. of $143,700 which were eliminated after the sale to Delta.

                                                                  -Concluded

                                 EXHIBIT INDEX

    EXHIBIT        PAGE
     NUMBER       NUMBER      DOCUMENT

      3.1                     Articles of Incorporation of the Company

      3.2                     Bylaws of the Company

      3.3 Amendment to Articles of Incorporation of the Company

      4.1                     See Exhibits 3.1 and 3.2

      10.1                    Share Exchange Agreement

      10.2                    Acquisition Agreement for the Bolivian properties

      10.3                    Acquisition agreement for all the shares of Britt
                              Minerals, Inc.

       21                     Subsidiaries of the Registrant

       27                     Financial Data Schedule